UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity Lihir Gold Limited
ABN ARBN 069 803 998
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Approximately 280,405,297 additional ordinary shares are to be issued by Lihir Gold Limited to acquire a 100% interest in Equigold NL (ACN 060 235 145) (“Equigold”) pursuant to the scheme of arrangement between Equigold and the holders of fully paid ordinary shares in Equigold (other than Lihir Australian Holdings Pty Limited ACN 121 554 443) (the “Scheme”) as at the Record Date under the Scheme.

The number of shares to be issued by Lihir Gold Limited is an approximation, as fractional entitlements of Equigold shareholders under the Scheme will be rounded to the nearest whole number. The exact number will not be known until shortly after the Record Date under the Scheme.

+	See chapter 19 for defined terms.
Appendix 3B Page 1

Appendix 3B
New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
     Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
     Yes

5	Issue price or consideration
Pursuant to the Scheme and as set out in the Explanatory Statement dated 23 April 2008 (lodged with ASX on 30 April 2008), 33 Lihir Gold Limited ordinary shares will be issued for every 25 Equigold ordinary shares held by Equigold shareholders (other than Lihir Australian Holdings Pty Limited) as at the Record Date under the Scheme.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
  Consideration under the Scheme.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates
  17 June 2008

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
2,188,187,040	Ordinary

+	See chapter 19 for defined terms.
Appendix 3B Page 2

Appendix 3B
New issue announcement

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)
Number	+Class
161,527,406	Class B

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)
No Change.

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?
N/A

12	Is the issue renounceable or non - renounceable?
N/A

13	Ratio in which the +securities will be offered
N/A

14	+Class of +securities to which the offer relates
N/A

15	+Record date to determine entitlements
N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?
N/A

17	Policy for deciding entitlements in relation to fractions
N/A

18	Names of countries in which the entity has +securiry holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations

N/A

+	See chapter 19 for defined terms.
Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters
N/A

21	Amount of any underwriting fee or commission
N/A

22	Names of any brokers to the issue
N/A

23	Fee or commission payable to the broker to the issue
N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders
N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting
N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled
N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders
N/A

28	Date rights trading will begin (if applicable)
N/A

29	Date rights trading will end (if applicable)
N/A

30	How do +security holders sell their entitlements in full through a broker?
N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?
N/A

+	See chapter 19 for defined terms.
Appendix 3B Page 4

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities
34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.
Appendix 3B Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all	N/A
respects from the date of allotment
with an existing +class of quoted
+securities?

If the additional securities do not
rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period	N/A

(if issued upon conversion of another security, clearly identify that other security)

Number +Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

+	See chapter 19 for defined terms.
Appendix 3B Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Stuart MacKenzie	Date: 30 May 2008
(Group Secretary)

Print name:	Stuart MacKenzie

+ See chapter 19 for defined terms.	Appendix 3BPage 7

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: May 30, 2008